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               AMENDMENT NO. TWO TO AGREEMENT AND PLAN OF MERGER
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       This Amendment No. Two (this "Amendment") is made and entered into as of
December 15, 1997, by and among National Data Corporation ("NDC"), a Delaware corporation, Dunkirk, Inc. ("Sub"), a Delaware corporation and Source Informatics Inc. ("Source"), a Delaware corporation.


                                   PREAMBLE
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       WHEREAS, NDC, Sub and Source entered into an Agreement and Plan of
Merger, dated as of August 20, 1997, amended as of November 7, 1997 (the "Agreement"), which, among other things, provided that NDC would acquire Source pursuant to the merger of Sub with and into Source (the "Merger"); and

       WHEREAS, pursuant to Section 3.2(c) of the Agreement, the Estimated Working Capital Adjustment is to be paid in shares of NDC Common Stock, effected through a reduction in the number of shares to be issued by NDC in the Merger; and

       WHEREAS, Section 3.2(c) of the Agreement provides that the calculation of the number of shares of NDC Common Stock required to pay the Estimated Working Capital Adjustment shall be based on the Average Closing Price as of the Closing Date; and

       WHEREAS, the parties to the Agreement have agreed to amend the above-referenced provision.

       NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, the parties agree as follows:

       Section 3.2(c) of the Agreement shall be deleted in its entirety and replaced with the following:

       3.2(c) If Estimated Current Assets are less than the product of 0.9416 times Estimated Current Liabilities (such amount, the "Estimated Working Capital Adjustment") as of the date of the Preliminary Balance Sheet, the Escrow Shares and the Aggregate Cash Amount payable by NDC pursuant to Section 3.1(c) shall be decreased by an amount equal to the Estimated Working Capital Adjustment, with the respective portions to be satisfied from the Aggregate Cash Amount and the Escrow Shares to be mutually agreed to by the parties. With regard to the value to be used in calculating the reduction of the Escrow Shares referred to in the immediately preceding sentence, the NDC Common Stock shall be deemed to have a value per share equal to the Average Closing Price as of three trading days prior to the Effective Time (including the day of the Effective Time).